FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004
Commission File Number __________________________________________

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3        Bologna 40132        ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

Date 12 November 2004 * Print the name and title of the signing officer under his signature.	By:	Fabrizio Nardi (Signature)*

Fabrizio Nardi Investor Relations Ducati Motor Holding S.p.A.

DUCATI GROUP QUARTERLY REPORT
AS OF 30 SEPTEMBER 2004

The consolidated quarterly report of Ducati Motor Holding S.p.A. and subsidiary companies (the Ducati Group) for the period ending 30 September 2004, stated in thousands of Euro, has been prepared and approved by the Board of Directors in accordance with the criteria set out in the statutory provisions regarding consolidated financial statements, as interpreted and supplemented by the accounting provisions established by the Italian Accounting Profession or, in the absence thereof, by the International Accounting Standards Board (I.A.S.B.).

In order to allow proper interpretation of the information contained in the quarterly report of the Ducati Group, it must first be underlined that the accounting schedules for the period ended 30 September 2004 have been drawn up so that the result for the period and the corresponding balance sheet captions are indicated gross of taxation as opposed to net of taxation.

The reasons in favour of drawing up the half-yearly report so as to indicate the results for the period gross of taxation are supported by art. 81 of the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares. This criterion is also mentioned in Accounting Standard 30 issued by the Italian Accounting Profession with regard to interim financial statements.

INFORMATION ON GROUP OPERATIONS

Summary of Ducati Group results
(amounts in € 000)

	30/09/04	30/09/03	31/12/03
Net sales	267,966	284,600	388,241

Value of production	321,056	314,572	428,527

Value added	69,349	72,437	102,515

Value added %	21,6%	23,0%	23,9%

Operating profit	(1,966)	2,959	6,318

Operating profit %	(0.6)%	0.9%	1.4%

Results before taxation	(9,820)	(7,004)	120

Net profit	*	*	40

Results before taxation %	(3.1)%	(2.2)%	—

Net profit (loss) %	—	—	—

Cash flow generated from operations	19,302	26,911	28,970

Net debt	112,358	112,194	117,175

Consolidated shareholders' equity	149,073	152,564	158,399

Net additions to property, plant and
equipment and intangible assets	14,812	26,782	33,857

Debt / equity	0.75	0.74	0.74

EBITDA (amount)	26,061	30,844	45,164
(Net profit (loss) before financial income
and expense, taxation, depreciation,
amortisation and the writedown of fixed
assets and restructuring costs)

EBITDA as % of net sales	9.7%	10.8%	11.6%

Summary of Ducati Group results
(amounts in € 000)

	III Quarter 2004	III Quarter 2003
Net sales	46,984	75,343

Value of production	70,484	87,797

Value added	10,104	16,875

Value added %	14.3%	19.2%

Operating profit	(11,018)	(4,586)

Operating profit %	(15.6)%	(5.2)%

Results before taxation	(13,306)	(5,445)

Results before taxation %	(18,8)%	(6.2)%

EBITDA (amount)	1,942	5,033
(Net profit (loss) before financial income
and expense, taxation, depreciation,
amortisation, the writedown of fixed
assets, and corporate reorganisation
charges)

EBITDA as % of net sales	4.13%	6.68%

*	As mentioned above and according to art. 81 of the enabling regulations for Decree 58 of 24 February 1998 that governs the issuers of shares, the report as of 30 September 2004 has been prepared with the inclusion of the results for the period and the related balance sheet captions stated gross of taxation. This fact must be considered when comparing such information with prior periods, when the results and the related balance sheet captions were stated net of taxation.

CORPORATE EVENTS DURING THE PERIOD ENDED 30 SEPTEMBER 2004

With respect to September 2003 and 31 December 2003 it should be noted that, on 27 January 2004, Ducati Corse S.r.l. transferred 1% of the quota capital of Ducati.Com S.r.l. to Ducati Motor Holding S.p.A. by private treaty authenticated by Iacopo Besani, public notary.

Furthermore, Ducati Benelux B.V. changed its name to Ducati North Europe B.V. on 11 February 2004.

On 14 April 2004, Ducati Retail S.r.l. was founded — title deed No. 31067 registered by notary Iacopo Bersani — with a majority interest of 99% held by Ducati Motor Holding S.p.A. and the remaining 1% interest held by third parties. This new subsidiary will be responsible for retail sale of Ducati products in areas not covered by the traditional distribution network. The products sold in this way will mainly comprise the following: bikes used by journalists during events and trade fairs and the sale of clothing and accessories at the Bologna airport sales outlet.

On 6 May 2004, Ducati Consulting S.r.l. was founded – title deed No. 31226 registered by notary Iacopo Bersani – with a majority interest of 85% held by Ducati Motor Holding S.p.A. and the remaining 15% interest held by third parties who will be responsible for providing consulting and logistic services to all the companies in the Ducati Group as well as suppliers and third parties.

The current composition of the Group is as follows:

Scope of consolidation

The scope of consolidation as of 30 September 2004 comprises the Parent Company, Ducati Motor Holding S.p.A., and the following subsidiary companies:

	Location	Share capital Euro '000	% ownership		% held by Group
Company			direct	ind.	30/09/2004	30/09/2003	31/12/2003

Direct subsidiaries
Ducati Deutschland G.m.b.h	Colonia (D)	254	100%	—	100%	100%	100%
Ducati France S.A.S	Parigi (F)	605	100%	—	100%	100%	99.9%
Ducati Japan K.K	Tokyo (J)	134	100%	—	100%	100%	100%
Ducati Benelux B.V	Rotterdam (H)	2,601	100%	—	100%	100%	100%
Ducati U.K. Limited	London (U.K.)	79	100%	—	100%	100%	100%
Ducati North America Inc.	Cupertino (USA)	352	100%	—	100%	100%	100%
Ducati Corse S.r.l	Bologna (I)	15,000	99%	1%	100%	100%	100%
Ducati.Com S.r.l	Bologna (I)	10	100%	—	100%	100%	100%
Ducati Retail S.r.l	Bologna (I)	110	99%	—	99%	—	—
Ducati Consulting S.r.l	Bologna (I)	100	85%	—	85%	—	—

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati UK Limited has been translated to Euro using the period-end exchange rates.

DIRECTORS AND OFFICERS

The Shareholders’ Meeting of the parent company held on 7 May 2002, followed by the Board Meeting held on 9 May 2002, appointed the new Board of Directors (confirming the entire outgoing Board) and established the powers and duties of the directors. The new Board will remain in office until approval of the financial statements as of 31 December 2004; the annual remuneration of each director is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Chairman and Managing Director, Federico Minoli, waived this remuneration on acceptance of his appointment. As of 30 September 2004, the Board of Directors comprises:

Federico Minoli	Chairman, Managing Director and member of the Executive Committee

Giorgio Seragnoli	Vice Chairman and member of the Executive Committee

Mauro Benetton	Director

David Bonderman	Director and member of the Compensation Committee

Abel Halpern	Director and member of the Executive Committee and the Compensation Committee

Paolo Pietrogrande	Director and member of the Compensation Committee and the Internal Audit Committee

Dante Razzano	Director and member of the Executive Committee and the Compensation Committee

Ulrich Weiss	Director and member of the Compensation Committee and the Internal Audit Committee

Alessandro Marco Marcello Foti	Director and Chairman of the Internal Audit Committee

Andrea Lipparini	Director

Giles Thorley	Director

The Shareholder’s Ordinary Meeting of the parent company held on 6 May 2004 voted to nominate the new Director Giles Thorley, to replace David Choi who has resigned: the former had already been co-opted onto the Board by the Board of Directors itself.

The Director nominated as above will remain in office until approval of the financial statements as of 31.12.2004 and his annual remuneration will be € 15,000.00, in addition to the reimbursement of travel and other expenses incurred in the performance of his duties.

The Shareholders’ Meeting of the parent company likewise renewed the Board of Auditors: said Board will remain in office until approval of the financial statements as of 31 December 2006 and will be made up of the following persons with the following positions:

–	Tamburini Matteo, who will hold the office of Chairman of the Board of Auditors;

–	Minguzzi Prof. Italo Giorgio, who will hold the office of Auditor;

–	Serantoni Francesco, who will hold the office of Auditor;

–	Nanni Costa Gian Luca, who will hold the office of Assistant Auditor;

–	Lantino Salvatore, who will hold the office of Assistant Auditor.

Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance by listed companies (the “Code”), it is confirmed that suitable information about corporate governance arrangements will be provided each year at the shareholders’ meeting, via a special report prepared in accordance with Stock Exchange guidelines.

At this time, information on the Company’s Code of Ethics and related rules of conduct, including those regarding insider dealing, has also been made known on an appropriate basis; these documents, approved on 14 November 2002, were modified slightly by the Board of Directors of Ducati Motor Holding S.p.A. on 5 November 2003.

With reference to the model for organisation and management required by Decree 231/2001 (hereafter the “Control Model”), the Board of Directors of the parent company approved the Company’s Control Model draft, as reviewed and approved by the Company’s Internal Audit Committee, at the meeting held on 5 November 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

Other corporate events

In order to improve efficiency, at meetings held on 5 March 2003 (first part) and 8 April 2003 (second part), the Board of Directors of Ducati Motor Holding S.p.A. approved a reorganisation plan that provided for the termination by mutual agreement of a certain number of employees in exchange for severance incentives. These terminations took place during 2003.

The total estimated cost of the severance incentives envisaged in the above plan was originally about € 3.5 million. Under powers delegated by the Board of Directors, the Managing Director revised this estimate to about € 4 million during 2003, given the increased number of employees included in the plan and the consequently greater cost of the severance incentives. The cost of the reorganisation plan relates entirely to the 2003 financial year and has been recorded as a non-operating expense for that year in accordance with Italian Accounting Standard No. 19. In particular, paragraph C.V.h of this Standard establishes that the cost of severance incentives incurred on implementing reorganisation plans relates to the financial year in which the firm formally decides to implement such plans, and that the related provisions must be charged to the “non-operating expense” caption of the statement of operations. In the circumstances, this reorganisation plan was formally approved by the Board of Directors of the parent company at meetings held on 5 March (first part) and 8 April 2003 (second part), while the revised estimate of the total cost was made by the Managing Director, under powers granted by the Board, during 2003; this latest revision was then ratified at the Board Meeting held on 12 February 2004.

The parent company also decided to go ahead with the corporate merger of the subsidiary Ducati.Com S.r.l. with Ducati Motor Holding S.p.A.. This merger, which is possible under the provisions of articles 2501 – 2505 quater of the civil code as modified by Decree No 6 dated 17/01/03, has been proposed in order to rationalise and concentrate the Group’s financial management and treasury, as well as to eliminate duplication of legal and administrative structures, along with the resulting costs, charges and requirements.

The general iter was moved by approval of the merger project by the Board of Directors of the parent company, which took place on 11 March 2004 (art. 2501 bis cc.). When the merger document is filed with the Register of Companies, which is expected to take place by the end of 2004, the merger will come into legal effect (art. 2504 bis, 2c.).

The Meeting of Shareholders for the parent company Ducati Motor Holding S.p.A., held on 6 May 2004, also voted the following:

–	Authorisation to the Board of Directors to acquire and dispose of own shares under articles 2357 and 2357 ter of the Italian Civil Code and 132 of Decree No. 58/98 with the relevant operational modifications, up to a maximum of No. 15,556,800 shares with a nominal value of Euro 0.52 each, corresponding to approximately 9.8% of the subscribed and fully paid company capital such operations may be carried out either together or in installments within 18 months of the vote being passed (6 May 2004) with an overall payment not exceeding € 27,058 million, equal to the sum of the Available Reserves and the Profits for Distribution, as resulting from the draft financial statements to 31 December 2003 with the condition that the minimum purchase price for each share must not be more than 10% (ten percent) lower than the reference price for said shares recorded by the On-Line Stock Market Listing managed by Borsa Italiana S.p.A. on the day immediately preceding each purchase, nor must it not be more than 10% (ten percent) higher than the reference price for said shares recorded by the On-Line Stock Market Listing managed by Borsa Italiana S.p.A. on the day immediately preceding each purchase.

–	Informative note:

1.	on modification of the regulations regarding the granting of additional stock appreciation rights and/or rights to subscribe for and/or purchase shares that allows Executive Directors, managers (both management and ordinary staff and collaborators or consultants) (“Beneficiaries”) to subscribe for or purchase shares in the Company or obtain an equivalent sum of money, a summary of which is filed with the Company documents as modified by the Board of Directors on 3 March 2000, 14 February 2002 and 13 February 2003 (the “Plan”) so as to expressly include 5th and 6th level employees of the Ducati Group among the potential Beneficiaries from the Plan, further specifying that the Plan, modified as agreed, be enclosed as enclosure 8 to the Proposal Report, enclosed herewith under letter B;

2.	on the assignment of Options decided by the Board of Directors for the current year, specifying that the former comprise a total of No. 3,170,000 Options, corresponding to approximately 2% of the Company’s current stock, of which 500,000 have been assigned to Federico Minoli as Chairman and Managing Director of the Company, and the remaining portion (equivalent to 2,670,000) to the duly selected Beneficiaries;

3.	on the fact that, with reference to the Company’s compliance with the recommendations in the code for self-regulation of companies listed by Borsa Italiana S.p.A., and with its own system of corporate governance, a Report has been drawn up in accordance with the Stock Exchange Regulations — Section IA.2.12.

–	Approval of the merger by incorporation of the company Ducati.Com S.r.l. into Ducati Motor Holding S.p.A. in compliance with art. 2502 of the Civil Code.

–	Approval of the proposed divisible share capital increase, paid, with share premium, with the waiver of pre-emption rights pursuant to art. 2441, paragraph 8, of the Italian Civil Code, in order to service the company stock option plan, reserved to Ducati Group employees only, by a maximum of € 824,200 and therefore not exceeding 1% of the existing share capital, to be carried out not later than 31 July 2011 via the issue of up to 1,585,000 ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid according to law. This increase is subject to all the conditions foreseen by the Plan itself, with the additional specification that said new shares: may be issued so as to partially serve the options assigned for the year 2004 to those Beneficiary Employees whose names have already been identified by the Body assigned for that purpose by the Board of Directors, according to the terms and methods set down in the Plan; will be issued at an overall price of € 1.3170 for each of said shares; to establish that, because of the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed and paid for:

–	Reworking of the entire statute and modification of articles 5 and 12 of the Rules for Meetings, in the light of the reform of company law.

–	Transformation of the appreciation fund as per Law 342/2000, as modified by law 350/2003 – amounting to € 22,027,000 net of 19% tax — into available funds, to allow the company to use said funds to purchase and dispose of own shares.

Introduction and adoption of IFRS (International Financial Reporting Standards)

Under European Regulation No. 1606 of July 2002, all European companies with shares listed on a regulated market must prepare their consolidated financial statements in accordance with IFRS (new name for the International Accounting Standards) accounting standards as from their 2005 financial year. As of that date, information for the 2004 financial year must also be presented for the purpose of comparison only.

This regulation applies to Ducati Motor Holding S.p.A., which is taking all necessary steps to make this transition to the IFRS. Specifically, plans have been drawn up both for the training of employees involved in the transition and to make technical and accounting resources available so that the impact of these new standards on the 2004 financial statements can be assessed as soon as possible, and significant accounting information made public. At the present date, the preliminary analysis activities of the main differences in comparison with the actual criteria have already been completed, as well as the analysis of benchmarks with companies of the same area and training of the personnel involved in the project. The main changes likely to occur to the accounting records as a result of adopting the new standards should principally relate to the treatment of research and development expenditure and to contracts that hedge exchange and interest-rate risks, the elimination of goodwill amortization and impairment test on property plant and intangible assets introduction; accounting in P.&L. of some intangibles already capitalized; treatment of stock option plan and the benefit to employees as well as revenues recognition.

Protection of personal information (Decree No. 196 dated 30 June 2003)

During 2004, the parent company Ducati Motor Holding S.p.A and the Italian subsidiaries Ducati Corse S.r.l. and Ducati.Com S.r.l. are updating their text of their security plan, in compliance with the provisions of enclosure B to Decree 196/03 “Consolidation Act on privacy”, containing provisions on the methods to be used to manage sensitive data using electronic means.

Reclassified consolidated statement of operations

	Period ended		Period ended		Year ended
	30/09/2004		30/09/2003		31/12/2003
	€ 000%		€ 000%		€ 000%
Net sales	267,966	83.5	284,600	90.4	388,241	90.6
Change in work in progress,
semi-finished and
finished products	20,209	6.3	(726)	(0.2)	(2,862)	(0.7)
Capitalisation of internal costs	4,868	1.5	5,380	1.7	7,267	1.7
Other operating revenues	28,013	8.7	25,318	8.1	35,881	8.4

Value of production	321,056	100.0	314,572	100.0	428,527	100.0

Consumption of raw materials	(144,314)	(44.9)	(140,723)	(44.7)	(191,364)	(44.7)
Other operating expenses	(107,393)	(33.4)	(101,412)	(32.2)	(134,648)	(31.4)

Value added	69,349	21.6	72,437	23.0	102,515	23.9

Provisions for doubtful accounts
and writedowns	(405)	(0.1)	(466)	(0.1)	(1,320)	(0.3)
Provisions for risks and charges	(3,824)	(1.2)	(2,662)	(0.8)	(4,746)	(1.1)
Payroll and related costs	(38,969)	(12.1)	(38,231)	(12.2)	(51,242)	(12.0)

Gross operating profit	26,151	8.2	31,078	9.8	45,207	10.5

Depreciation of property, plant
and equipment and amortisation of
intangible fixed assets	(28,117)	(8.8)	(28,119)	(8.9)	(38,889)	(0.9)

Operating profit	(1,966)	(0.6)	2,959	0.9	6,318	1.5

Financial income	6,353	2.0	8,875	2.8	14,802	3.4
Financial charges	(13,766)	(4.3)	(14,660)	(4.6)	(21,558)	(5.0)
Non-operating income *	—	0.0	71	0.0	98	0.0
Non-operating expense *	(90)	(0.1)	(305)	(0.1)	(141)	0.0
Extraordinary costs for taxation	(340)	(0.1)	—	0.0	—	0.0
Disposal gains	—	0.0	—	0.0	—	0.0
Out-of-period taxation	—	0.0	(444)	(0.1)	(587)	(0.1)
Non-operating income from
brand revaluation	0.0	0.0	—	0.0	5,234	1.2
Restructuring costs	—	0.0	(3,500)	(1.1)	(4,046)	(0.9)

Profit before minority
interests	(9,809)	1.4	(7,004)	(2.2)	120	0.0

Profti for minority interests	(11)	(0.0)	—	0.0	—	0.0
Ducati Group's profit

before taxation	(9,820)	(3.1)	(7,004)	(2.2)	120	0.1

Income taxes					(80)	0.0

Net profit for the year					40	0.0
EBITDA in absolute terms and
as a % of net sales	26,061	9.7%	30,844	10.8%	45,164	11.6%

*	EBITDA = gross operating profit + non-operating income and recurring non-operating expenses

Reclassified consolidated statements of operations

	III Quarter ended		III Quarter ended
	30/09/2004		30/09/2003
	€ 000%		€ 000%
Net sales	46,984	66.7	75,343	85.8
Change in work in progress,
semi finished and finished
products	12,780	18.1	4,193	4.8
Capitalisation of internal costs	1,501	2.1	1,585	1.8
Other operating revenues	9,219	13.1	6,676	7.6

Value of production	70,484	100.0	87,797	100.0

Consumption of raw material	(30,291)	(43.0)	(40,349)	(46.0)
Other operating expenses	(30,089)	(42.7)	(30,573)	(34.8)

Value added	10,104	14.3	16,875	19.2

Provision for doubtfoul accounts
and write dows	(173)	(0.2)	(9)	0.0
Provision for rosks and charge	(1,534)	(2.2)	(348)	(0.4)
Payroll and related costs	(10,316)	(14.6)	(11,414)	(13.0)

Gross operating profit	(1,919)	(2.7)	5,104	5.8

Depreciation of property,
plant and equipment and
amortisation of intangible
assets	(9,099)	(12.9)	(9,690)	(11.0)

Operating profit	(11,018)	(15.6)	(4,586)	(5.2)

Financial income	429	0.6	1,255	1.4
Financial charge	(2,765)	(3.9)	(2,082)	(2.3)
Non-operating income *	—	0.0	14	0.0
Non-operating expense *	(23)	0.0	(85)	(0.1)
Out of period taxation	79	0.1	39	0.0
Non-operating expense
restructuring costs	—	0.0	0.00	0.0

Profit (loss) before income
taxes and minority interest	(13,298)	(18.8)	(5,445)	(6.2)

Profti for minority interests	(8)	0.0	—	0.0

Ducati Group's profit
before taxation	(13,306)	(18.8)	(5,445)	(6.2)

EBITDA in absolute terms and
as % of net sales	(1,942)	(4.1)%	5,033	6.7%

*	included in the calculation of EBITDA.

As indicated above and as permitted by art. 81 of the enabling regulations for Decree N° 58 of 24/2/1998 that governs the issuers of shares, the half-yearly report as of 30 September 2004 has been drawn up so that the result for the period and the corresponding balance sheet captions are indicated gross of taxation. This must be taken into account when comparing the information with that of 31/12/2003, when the results and the related balance sheet captions were stated net of taxation.

Reclassified consolidated balance sheet

	Period ended		Period ended		Year ended		Period ended
	30/09/2004		30/06/2004		31/12/2003		30/09/2003
	€ 000%		€ 000%		€ 000%		€ 000%
Current assets
Cash and cash equivalents	29,423		30,821		23,973		16,866
Trade receivables, net	54,482		90,213		80,421		64,706
Inventories	125,148		111,542		104,774		108,854
Other current assets	17,626		17,548		18,869		15,273
Other current assets -
Credit Link	18,000		15,000		—		—

Total current assets	244,679	54.9%	265,124	56.3%	228,037	49.9%	205,699	47.8%

Non-current assets
Property, plant and
equipment, net	60,957		63,325		67,167		68,779
Intangible fixed assets	117,626		120,472		124,721		126,804
Equity investments	20		12		12		12
Non-current assets -
Credit Link/ABS	10,000		10,000		25,000		24,818
Other non-current assets	11,997		12,110		12,096		4,169

Total non-current assets	200,600	45.1%	205,919	43.7%	228,996	50.1%	224,582	52.2%

Total assets	445,279	100.0%	471,043	100.0%	457,033	100.0%	430,281	100.0%

Current liabilities
Due to banks	83,439		71,210		65,587		41,091
Current portion of long-term
debt	69,783		67,873		3,740		4,960
Trade payables	88,188		107,775		89,503		79,472
Due to tax authorities	4,412		8,355		12,212		4,798
Other current liabilities	16,780		19,146		15,930		17,823
Provisions for risks and
charges - current portion	4,092		4,906		4,011		9,543

Total current liabilities	266,694	59.9%	279,265	59.3%	190,983	41.8%	157,687	36.6%

Long-term liabilities
Long-term debt,
net of current portion	3,948		3,835		81,882		92,220
Employees' leaving
entitlements	9,087		8,900		8,277		8,170
Deferred income taxes	119		211		35		35
Due to tax authorities	1,202		1,292		—		—
Other long-term liabilities	12,611		13,282		14,939		15,607
Provisions for risks and
charges - long-term portion	2,518		1,687		2,518		3,998

Total long-term liabilities	29,485	6.6%	29,207	6.2%	107,651	23.6%	120,030	27.9%

Total liabilities	296,179	66.5%	308,472	65.5%	298,634	65.3%	277,717	64.5%

Shareholders' equity
Share capital	82,590		82,590		82,420		82,420
Reserves	76,303		76,482		75,939		77,148
Net profit (loss) for the
period gross of taxation	(9,820)		3,486		—		(7,004)
Net profit (loss) for the
period	—		—		40

Total Group shareholders'
equity	149,073	33.5%	162,558	34.5%	158,399	34.7%	152,564	35.5%

Third parties shareholders'
equity	27		13
Total liabilities and
shareholders' equity	445,279	100.0%	471,043	100.0%	457,033	100.0%	430,281	100.0%

* The Ducati Group Net Shareholders’ equity as of 31 December 2003 includes a tax charge for the period of € 80 thousand, including current taxes of € 3,378 thousand and and net prepaid (deferred) taxation of € 3,298 thousand.

The working capital of the Ducati Group (defined as trade receivables and inventories, net of trade payables) as of 30 September 2004 amounts to € 91.4 million, compared with € 94.1 million as of 30 September 2003, (down € 2.7 million).

Trade receivables

Net trade receivables as of 30 September 2004 and 30 September 2003 amount to € 54.5 million and € 64.7 million, respectively, representing 20.3% and 22.7% respectively of net sales.

Comparison of trade receivables between the two years is influenced by the securitisation arrangements that are described in the section of these notes dealing with the accounting policies adopted in relation to receivables. The nominal value of receivables sold without recourse via the securitisation and the net effect on credit exposure in relation to the above mentioned operation is indicated in the paragraph “Financial activities” below.

Inventories

Inventories as of 30 September 2004 and 30 September 2003 amount to € 125.1 million and € 108.9 million respectively, representing 46.7% and 38.2% respectively of net sales in both years, with an increase over the year of € 16.2 million.

The increase in finished products with respect to the comparative period of last year mainly reflects the decrease in the volume of sales as well as the increase in production.

Trade payables

Trade payables amount to € 88.2 million as of 30 September 2004 and € 79.5 million as of 30 September 2003, up € 8.7million.

The increase primarily reflects higher production and, accordingly, increased purchasing of direct materials from suppliers.

Consolidated Statement of Cash Flows

	Period ended	Period ended	Year ended	Period ended
	30/09/04 € 000	30/06/04 € 000	31/12/03 € 000	30/09/03 € 000
Cash flow generated by operating activities
Net profit (loss) for the period	(9,820)	3,486	40	(7,004)
Change in cumulative translation adjustment	258	437	(1,381)	(173)
Change in minority interests	27	13	—	—
Adjustments to reconcile net profit (loss)
with the movements of funds generated by (used
in) operating activities:
- Amortisation, depreciation and writedowns	28,117	19,018	38,889	28,119
- Deferred income taxes	84	(4)	—	—
- Net change in employees' leaving entitlements	810	623	1,151	1,044
Change in operating assets
and liabilities
- Trade receivables	25,939	(9,792)	1,621	17,336
- Inventories	(20,374)	(6,768)	6,653	2,573
- Other current assets	1,243	1,321	(1,443)	(1,432)
- Trade payables	(1,315)	18,273	(5,611)	(15,640)
- Other current liabilities	931	4,291	(4,781)	2,644
- Due to tax authorities	(6,598)	(2,565)	6,858	(556)
- Other long-term assets and liabilities	—	(831)	(13,026)	—

Net cash generated by operating activities	19,302	27,502	28,970	26,911

Cash flow (used in) generated
by investing activities
Net change in property, plant and equipment	(8,563)	(4,601)	(15,746)	(13,369)
Net change in intangible fixed assets	(6,249)	(6,326)	(18,110)	(13,413)
Decrease (increase) in equity investments	—	—	—	—
Other non-current assets	91	(14)	66	32

Net cash used in investing activities	(14,721)	(10,941)	(33,790)	(26,750)

Net cash generated by operating activities
less cash flow used in investing activities	4,581	16,561	(4,820)	161

Cash flow (used in) generated by financing
activities
Change in short- and long-term debt	21,694	6,678	30,169	12,899
Subscription to (buy back of) bonds	(18,000)	(15,000)	(15,336)	(10,336)
Increase in share capital and reserves	236	235	—	—
Other non-current financial assets	(3,061)	(1,626)	(10,000)	(9,818)

Net cash (used in) generated by financing
activities	869	(9,713)	4,833	(7,255)

Increase (decrease) in cash on hand, bank
deposits and securities	5,450	6,848	13	(7,094)
Cash and cash equivalents, beginning of
the period	23,973	23,973	23,960	23,960

Cash and cash equivalents, end of the period	29,423	30,821	23,973	16,866

The statement of cash flows for the period ended 31 December 2003 reports net profit after tax and the changes in the balance sheet captions. The statement of cash flows for the period ended 30 September 2004, 30 June 2004 and 30 September 2003 indicate the result gross of taxation, as taxes have not been determined and, as a result, there are no movements in the corresponding balance sheet captions regarding taxation.

Cash flow from operating activities, amounting to € 19.3 million as of 30 September 2004 compared with € 26.9 million as of 30 September 2003, shows a decrease of € 7.6 million in cash flow generated in 2004, with respect to 2003.

The decline in cash flow generated from operating activities in the period ending 30 September 2004 was affected by the results for the year, € 2.8 million lower than in 2003. The movements in these captions are discussed in the related section of financial report.

This decrease in the results for the period is added to an improvement in the level of cash as a result of the variation of other net assets and liabilities as well as tax payables, which have respectively resulted in generation of € 1.2 million and usage of € 6.0 million cash.

This latter use of cash is related for € 2,6 million to the taxation arised in 2003 on the revaluation of the trademark, to taxes withheld on the remuneration of employees for € 1,0 million as well as to the VAT decrease for € 1,3 million and € 1,1 million to the compensation and payment of tax debts done in 2004 by several subsidiaries but related to fiscal year 2003.

Investing activities

Additions to property, plant and equipment amounted to € 8.6 million in the period ending 30 September 2004 compared with € 13.4 million in the same period of last year, (down € 4.8 million). This decrease is mainly a consequence of lower investment in the production of new products.

Investment in intangible fixed assets amounted to € 6.2 million for the period ending 30 September 2004 compared with € 13.4 million in the prior year, (down € 7.2 million). This reduction was due to the level of investment in research and development, which peaked during the previous periods with the complete renewal of the product range.

Financing activities

The cash generated by financing activities amounted to € 0.9 million to 30 September 2004, against a cash flow of € 7.3 million used during the previous year.

This change in financing activities is a consequence of the following transactions carried out in 2004, as well as those discussed in the section of this report on the consolidated net financial position.

Securitisation

In December 2002, Ducati Motor Holding S.p.A. signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). This securitisation of trade receivables is part of a project to modify the administration of customer credit. This involves a move from factoring to direct management of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, Ducati achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

The parent company completed the first tranche of the securitisation on 30 December 2002. As of February 2003, further receivables were sold on a more or less monthly basis. These receivables have been sold, without recourse, to a special-purpose vehicle called Ducati Desmo Finance 1 (D.D.F.1) S.r.l. established pursuant to Law 130/99, by two Dutch foundations, Stichting Syros and Stichting Kea, that are not linked to the Ducati Group by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. The above foundations sold their holdings in D.D.F.1 to SVM Securitisation Vehicles Management s.r.l. and to Finanziaria Internazionale Securitisation Group S.p.A., both with registered offices in Conegliano (TV), via Vittorio Alfieri, 1: they are not linked to the Ducati Group by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiary and/or related parties.

The purchase on 30 June 2003 was financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B.

The Class A bonds were taken up entirely by Banca Intesa, which then sold 99.5% of them to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as subsidiaries and/or related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. on 30 June 2003 were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year; payment of interest is subject to the vehicle cash requirements, for monthly purchase of receivables. The above mentioned bonds are classified as financial fixed assets since they cannot be sold during the two years subsequent to their subscription date. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.F.F.1 and mostly taken up by Romulus Funding Inc.).

The above bonds replaced the bridge loan granted by Banca Intesa to finance the transaction up to 30 June 2003.

A number of foreign subsidiaries were also involved in the securitisation operation during 2003.

At the end of June 2003 Ducati France formally entered the trade receivables securitisation program, with disposal of the first receivables during the following month.

Ducati Motor Deutschland and Ducati UK also entered the securitisation program in December 2003. Currently, four companies in the Ducati Group are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

From an operational point of view, disposals in foreign subsidiaries have been achieved by the sale, without recourse, of receivables due to the subsidiaries themselves to Ducati Motor Holding, which in turn transferred said receivables to the vehicle.

The total nominal value of the receivables sold, the amount collected, the deferred portion and the effects on the net financial position are as follows:

	30/09/2004	30/09/2003
Nominal value of receivables sold to the SPV (turnover)	90.87	77.20
Payments received from the SPV	85.20	76.80
Interest and expenses	0.95	0.40
Amount deferred	4.72	—
* inc. AUD 3.4 million, GPB 8.3 million and CHF 0.9 million

EFFECT ON THE FINANCIAL POSITION
Receivables not collected by the SPV and not yet due	12.90	8.30
Receivables not collected by the SPV but due	18.70	11.50

Total receivables to be collected by DDF1	31.60	19.80
Amount deferred	(4.72)	—
Receivables collected by DMH on behalf of
the SPV but not yet paid over to that entity	(5.85)	(1.66)

Total effect on the financial position	21.03	18.14

The amount of € 21.03 million as of 30 September 2004 (€ 18.14 million as of 30 September 2003) represents the amount already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers. Accordingly, in the absence of securitisation, the Group’s receivables and net short-term borrowing position as of 30 September 2004 would have been greater by € 21.03 million (€ 18.14 million as of 30 September 2003).

Since the securitisation is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption at the time of the disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The amount due from the vehicle company as of 30 June is classified among trade receivables for clearer comparison with prior periods and because of the commercial nature of the sold receivables. The initial costs associated with this revolving securitisation, totalling € 1,052 thousand, have been recorded as deferred charges and are being amortised over five years. This period reflects the expected duration of the operation, since the portfolio sold is considered to be of high quality and, as such, the risk that the revolving securitisation will terminate early is deemed to be remote.

The receivables sold, recorded in special sectional customer accounts held on behalf of the vehicle company, are settled on collection by increasing the liability to D.D.F.1. Credit transfer instructions are then given in favour of the vehicle company for the total amount collected, as soon as such collection has been recorded.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated by the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. This risk was taken into account when determining the allowance for doubtful accounts.

In addition, Ducati North America Inc. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold. Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up excluding, possible dishonour of account receivables.

On 30 June 2004, as part of the securitisation of trade receivables, San Paolo IMI S.p.A. released a guarantee on behalf of Ducati Motor Holding S.p.A. in favour of Ducati Desmo Finance 1 (D.D.F.1) S.r.l. for a maximum amount of € 5,800,000, to guarantee any amounts deducted from the amounts payable to companies at the time of payment of sales target premiums by the Company.

Buy back of bearer bond

As of December 31, 2002 the parent company bought back into the market some tranches of the bearer bond for € 9,000,000 with nominal value.

During 2003 and in the first half of 2004, Ducati Motor Holding S.p.A. bought back into the market five further tranches of the bearer bond issued on 31 May 2000 with maturity on 31 May 2005, as follows:

	Nominal value	Payment date	Value date
First tranche	5.000.000	26/03/2003	31/03/2003

Second tranche	5.336.000	03/04/2003	08/04/2003

Third tranche	5.000.000	24/10/2003	28/10/2003

Fourth Tranche	10.000.000	10/02/2004	13/02/2004

Fifth Tranche	5.000.000	12/03/2004	15/03/2004

Sixth Tranche	3.000.000	01/09/2004	01/09/2004

The first tranche with a nominal value of € 5,000,000 was acquired at a price of 103.2532 with a purchase premium of € 157,500;

the second tranche with a nominal value of € 5,336,000 was acquired at a price of 102.4512 with a purchase premium of € 128,064;

the third tranche with a nominal value of € 5,000,000 was acquired at a price of 102.9 with a purchase premium of € 145,000;

the fourth tranche with a nominal value of € 10,000,000 was acquired at a price of 100.72 with a purchase premium of € 72,000;

the fifth tranche with a nominal value of € 5,000,000 was acquired at a price of 101.5 with a purchase premium of € 75,000;

the sixth tranche with a nominal value of € 3,000,000 was acquired at a price of 103.6 with a purchase premium of € 57,000 and the request for the cancellation has already been submitted.

As of 30 September 2004 the five tranches were cancelled. The net bonded debt exposure on the date this report was prepared amounts to € 57,664,000.

The related costs have been reclassified as financial charges.

The financial position of the Ducati Group as of 30 September 2004 is solid and able to guarantee that the funds necessary to refinance the outstanding bond, maturing on May 31, 2005, will be sourced.

In order to achieve this objective, the Group is currently assessing the various types of financial instruments made available by the lending markets.

NOTES TO FINANCIAL STATEMENTS

The Report has been drawn up in accordance with the procedural Regulation in Legislative Decree no. 58 of 24 February 1998, regarding issuing companies. The report has not been subjected to a financial audit.

The accounting principles and the consolidation criteria adopted are those shown in the consolidated financial statement as of 31 December 2003 and are similar to those used for compiling the consolidated accounts for the three-month periods 2003 and 2004.

The accounting data as of 30 September 2004, as well as those for the three-month periods of 2004, do not contain estimates that are different from those used to compile the annual financial statement.

Consolidated net financial position

	Period ended 30/09/04	Period ended 30/06/04	Year ended 31/12/03	Period ended 30/09/03
	€ 000	€ 000	€ 000	€ 000
Cash and cash equivalents	25,877	28,981	23,582	16,866
Own shares	3,546	1,840	391	—
Credit Link - short
terms investments	15,000	15,000	—	—
Bonds	(57,664)	(60,664)	—	—
Due to banks	(83,439)	(71,210)	(65,587)	(41,091)
Current portion - due to
other providers of funds	(9,119)	(7,209)	(3,740)	(4,960)

Non short-term financial
position	(105,799)	(93,262)	(45,354)	(29,185)
Credit Link - long term
investments	—	—	15,000	15,000
Asset Backed Securities
Long term investments	10,000	10,000	10,000	9,818
Bonds	—	—	(75,664)	(80,664)
Long term loans, net of
current portion	(3,948)	(3,835)	(6,218)	(11,556)
Due to other providers
od funds, net of current
portion	(12,611)	(13,282)	(14,939)	(15,607)

Total	(112,358)	(100,379)	(117,175)	(112,194)

The net financial position does not include:

•	the interest accrued on the outstanding bond as of 30 September 2004, totaling € 1,314 thousand (€ 1,748 thousand as of 30 September 2003). This amount is recorded as an accrued expense and will be paid when the coupon matures on 31 May 2005.
•	The interest income accrued on the “Credit Link” as of 30 September 2004, totaling € 289 thousand (€ 289 thousand as of 30 September 2003). This amount is recorded as accrued income and will be collected on the maturity of the coupon, which is tied to the same dates as the bond.

Note that:

1.	During 2003 and the first nine months of 2004 Ducati Motor Holding S.p.A. made purchases of its own shares, in full compliance with the applicable regulations, in order to support the liquidity of Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisations dated 7 May 2002 and 6 May 2004 and were disclosed to Consob on a timely basis. As of 30 September 2004, the Company holds a total of 3,325,995 own shares (293,235 as of 30 September 2003 and 293,235 as of 31 December 2003). Their reported value for € 3,546 thousand reflects the market valuation of these shares as of 30 September 2004: € 1,066 each.

2.	During the year ended 31 December 2001, a financial transaction called “Credit Link” was carried out for € 15.0 million, and is closely connected with the issue of the Bond Loan and, in particular, the relevant risk of default. The default risk refers to the non-fulfilment by Ducati Motor Holding S.p.A. of its financial obligations under the terms of the loan, up to a maximum amount of € 15.0 million.

This operation, carried out to maximize the benefit deriving from the liquid funds generated during the year, was formalized through the purchase of a bond issued by the Dutch branch of Banca Nazionale del Lavoro, which yields an annual coupon paid in arrears of 5.89%. The bond was issued on 13 July 2001 and expires on 31 May 2005. The maturities of the Credit Link and the relevant interest instalments are tied to those of the Bond Loan.

3.	The item bonds relates to the residual liability of € 57,664 thousand on the bond issued on 31 May 2000, after buy backs made up until 30 September 2004 of which € 3,000 thousand has not already been cancelled. The bonds will expire on 31 May 2005, for that reason in the period ended 30 September 2004 they have been reclassified in the short-term financial position.

4.	Short-term bank loans include:

–	a loan of € 10,336 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 30 May 2003, is repayable within 18 months less one day (i.e. 29 November 2004), unless renewed, and bears interest at 3-month Euribor. This loan is linked with an interest-rate swap that fixes the interest rate at 2.95% on € 5,336 thousand and 2.8% on € 5,000 thousand.

–	a short-term loan of € 5,000 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 27 October 2003, is repayable within 18 months less one day (i.e. 26 May 2005) and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.72%, expiring on 26 April 2005.

–	A short-term loan of € 10,000 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 12 February 2004, is repayable on 12 May 2005, and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.215%, expiring on 2 August 2005.

–	A short-term loan of € 5,000 thousand obtained in order to contain the exposure to interest rates. This loan, obtained on 15 March 2004, is repayable within 15 months (15 June 2005), and bears interest at 3-month Euribor. It is linked with an interest-rate swap that fixes the interest rate at 2.095%, expiring after 15 months.

–	A short term loan totalling € 3,107 thousand arranged in September 1, 2004 expiring on May 31, 2005. This loan is not linked with an interest rate swap.

–	Six short term loans totalling € 30,500 thousand arranged in June, July and September 2004 expiring in October and December 2004. These loans are not linked with any interest rate swap.

–	The balance of € 19,496 thousands reflects the short-term amount due to banks for ordinary account.

5.	The current portion of amounts due to other providers of finance includes:

–	the current portion of amounts due to leasing companies,€ 3,244 thousand;

–	receivables collected on behalf of D.D.F.1 S.r.l. as part of the securitisation,€ 5,852 thousand, but not yet paid over to that company;

–	the amount of € 23 thousand refers to the subsidiary Ducati Japan.

6.	The item Asset-backed Securities at 30 September 2004 refers to the Class B bond subscribed by the subsidiary Ducati North America Inc. These Asset Backed Securities come within the wider securitisation operation described in the item “Receivables and Payables” in the section relevant to evaluation principles and are deferred with respect to the Class A bonds. These bonds issued with maturity date 28/07/2009 are interest-bearing at 3-month Euribor, paid quarterly on 28 January, April, July and October of each year, and were classified among financial assets since they cannot be sold for two years following the date of subscription.

7.	Long-term debt totaling € 3,948 thousand includes:

–	four long-term loans totalling € 3,948 thousand, of which the first two arranged in July 2003 for € 471 thousand and € 747 thousand, the third for € 2,316 thousand arranged in April 2004, the fourth for € 290 thousand arranged in June 2004 and the fifth for € 121 thousand arranged in July 2004. Exposure also includes the relative interest for € 3 thousand. These are loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.), increased by the interest accrued during the period.

8.	The amount of € 12,611 thousand includes the long-term portion of amounts due to leasing companies.

No guarantees have been given in relation to the loans mentioned in this paragraph.

Summary of movements in group share of consolidated shareholder’s equity interest (€ /000)

	Balance as of 31/12/2003	Allocation of prior period results	Stock option capital increase	Other movements	Changes in the cumulative translation adjustment	Results for the period	Balance as of 30/09/2004

Share capital	82,420		170				82,590

Share premium reserve	19,488		66	(3,154)			16,400

Revaluation reserve, Law 342	46,265						46,265

Legal reserve	287						287

Reserve for own shares held	391			3,154			3,545

Statutory reserve	146						146

Cumulative translation adjustment	534				258		792

Extraordinary reserve	2,820						2,820

Retained earning (losses)	6,008		40				6,048

Results for the period	40		(40)			(9,820)	(9,820)

Total Shareholders' Equity	158,399	0	236	0	258	(9,820)	149,073

Sector information for the Group

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		ENGINE SALES & OTHER		TOTAL
	Sept. 04	Sept. 03	Sept. 04	Sept. 03	Sept. 04	Sept. 03	Sept. 04	Sept. 03	Sept. 04	Sept. 03

Net sales	204,243	229,749	33,620	31,824	25,266	21,907	4,837	1,120	267,966	284,600
% of net sales	76.2%	80.7%	12.5%	11.2%	9.4%	7.7%	1.8%	0.4%	99.9%	100.0%
Cost of goods sold	(143,569)	(163,180)	(8,245)	(8,241)	(14,891)	(12,463)	(1,684)	(545)	(168,389)	(184,429)

Gross profit	60,674	66,569	25,375	23,583	10,375	9,444	3,153	575	99,577	100,171

% of net sales	29.7%	29.0%	75.5%	74.1%	41.1%	43.1%	65.2%	51.3%	37.2%	35.2%

% of total gross profit	60.9%	66.5%	25.5%	23.5%	10.4%	9.4%	3.2%	0.6%	100.0%	100.0%

Other operating revenues	12,986	12,829	2,035	1,714	2,944	1,721	293	60	18,258	16,324
Selling expenses	(46,560)	(47,219)	(18,293)	(14,122)	(8,429)	(6,577)	—	—	(73,282)	(67,918)
General and
administrative
expenses	(9,301)	(11,054)	(1,531)	(1,531)	(1,150)	(1,054)	(120)	—	(12,102)	(13,639)
GP – R&D costs	(4,385)	(3,110)	(722)	(431)	(542)	(297)	(103)	(16)	(5,752)	(3,854)
Other income (charges)	(425)	(5)	(70)	(1)	(53)	0	—	—	(548)	(6)
Depreciation and
amortisation	(23,399)	(24,087)	(3,852)	(3,337)	(730)	(695)	(136)	—	(28,117)	(28,119)

Operating profit *	(10,410)	(6,077)	2,942	5,875	2,415	2,542	3,087	619	(1,966)	2,959

% of net sales	-5.1%	-2.6%	8.8%	18.5%	9.6%	11.6%	63.8%	55.3%	-0.7%	1.0%

Financial income
and expense									(7,413)	(5,785)
Non-operating income
and expense									(430)	(4,178)

Profit /(loss) before
taxation and
minority interests									(9,809)	(7,004)

Minority interest									(11)	0

Profit/(loss) for
the period									(9,820)	(7,004)

EBITDA Italian Gaap	12,919	17,820	6,783	9,186	3,136	3,219	3,223	619	26,061	30,844

% of net sales	6.3%	7.8%	20.2%	28.9%	12.4%	14.7%	66.6%	55.3%	9.7%	10.8%
% of total EBITDA	49.6%	57.8%	26.0%	29.8%	12.0%	10.4%	12.4%	2.0%	100.0%	100.0%

Sector information for the Group

(€ 000)

(€ 000)

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		ENGINE SALES & OTHER		TOTAL
	III Q.04	III Q.03	III Q.04	III Q.03	III Q.04	III Q.03	III Q.04	III Q.03	III Q.04	III Q.03

Net sales	28,890	55,923	11,314	12,027	5,298	6,863	1,482	530	46,984	75,343
% of net sales	61.5%	74.2%	24.1%	16.0%	11.3%	9.1%	3.2%	0.7%	100.1%	100.0%

Cost of goods sold	(20,396)	(39,203)	(2,723)	(3,433)	(2,805)	(4,004)	(713)	(335)	(26,637)	(46,975)

Gross profit	8,494	16,720	8,591	8,594	2,493	2,859	769	195	20,347	28,368

% of net sales	29.4%	29.9%	75.9%	71.5%	47.1%	41.7%	51.9%	36.8%		37.7%

% of total gross profit	41.7%	58.9%	42.2%	30.3%	12.3%	10.1%	3.8%	0.7%		100.0%

Other operating revenues	3,895	2,719	942	738	870	780	129	31	5,836	4,268
Selling expenses	(12,577)	(13,694)	(7,377)	(6,226)	(2,456)	(2,298)	—	—	(22,410)	(22,218)
General and administrative
expenses	(2,633)	(2,961)	(683)	(609)	(391)	(354)	(53)	—	(3,760)	(3,924)
GP – R&D Costs	(948)	(966)	(285)	(187)	(150)	(112)	(38)	(8)	(1,421)	(1,273)
Other income (taxes)	(390)	(97)	(66)	(12)	(49)	(8)	—	—	(511)	(117)
Depreciation and
amortisation	(7,017)	(7,931)	(1,768)	(1,496)	(252)	(263)	(62)	—	(9,099)	(9,690)

Operating profit (loss)	(11,176)	(6,210)	(646)	802	65	604	739	218	(11,018)	(4,586)

% of net sales	-38.7%	-11.1%	-5.7%	6.7%	1.2%	8.8%	50.3%	41.1%	-23.4%	-6.1%

Non-recurring expense									(2,336)	(827)
Non-recurring income
(expense)									56	(32)

Profit (loss) before
minority interest									(13,354)	(5,413)

Minority interest									(8)	0

Net profit for the period									(13,362)	(5,413)

EBITDA (Italian GAAP)	(4,174)	1,668	1,116	2,286	315	861	801	218	(1,942)	5,033

% of net sales	-14.4%	3.0%	9.9%	19.0%	5.9%	12.5%	54.5%	41.1%	-4.1%	6.7%
% of total EBITDA	215.6%	33.1%	-57.7%	45.4%	-16.2%	17.1%	-41.7%	4.4%	100.0%	100.0%

Group performance

The volume of motorcycle sales during the first nine months of 2004, 25.240 units, was 11.0 % lower than the same period in 2003. In particular, after a major increase in the first quarter, sales slowed due to a general market slow-down and a reduction in registrations.

Analysis of sales by family shows a different situation from 2003.

Sales of the Superbike family are slightly higher in comparison with the same period last year. In particular there has been a significant increase in the lower end of the range, mainly due to the introduction of the new 749R and a unit sales reduction in the 999 range. Finally, it must be noted that the 998Final Edition and the 998Matrix both achieved a good level of success.

The 55% fall in sales of the Supersport family was largely due to a significant contraction in sales at the upper end of the range, namely the 1000SS.

The Sport Touring family i has seen the most significant increase (+52%), thanks to the appreciation shown by customers in the new three-valve engine ST3, as well as in the restyling of the entire range.

The sales of the Monster family were slightly lower than in 2003 (-2.0%). This decrease in the 800 and 1000 range was almost completely offset by the success of the 620 and the S4R model with a 996 cc engine which sold more than 3,000 units in the first nine months.

Finally, the Multistrada 1000 DS experienced a drop in sales with respect to 2003 (-50%). However it must be recalled that sales for 2003 had been strongly influenced by the considerable demand for a model that was, at the time, absolutely new for Ducati, and by the need to create an initial stock of products for approximately 700 Ducati dealers world-wide.

Independent dealers have continued to open new Ducati stores in Italy and abroad during the first nine months of 2004. As of 30 September 2004 there are 151 Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” world of motorcycles, accessories and apparel in a manner which is consistent with our image.

Value of production

The value of production for the period ended 30 September 2004 was € 321.1 million, compared with € 314.6 million in the same period of the prior year, up by € 6.5 million (+2.1%). This increase was due to both higher revenues from the sales of spare parts, accessories and apparel and to an increase in the production of motorcycles with respect to the first nine months of 2003.

Output of motorcycles in the first nine months of 2004 totaled 29,029 units, up 8,0% with respect to the same period of 2003. This increase is due to the fact that part of the production of the “model Year 2005” (already presented in September at the Monaco Fair ) was anticipated to the months of May and June.

The volume of motorcycle sales, € 204.2 million, was 11.1% lower than the previous year. The decrease mirrors the decrease in volume (-10,9%). At constant exchange rates, the decrease of revenues would have been 9.8%.

Sales in the other categories of Ducati products (spare parts, accessories and apparel) for the period ending 30 September 2004 amounted to € 58.9 million, up 9.6% compared to the same period of the previous year. At constant exchange rates, there would have been an increase of 12.2%.

Analysis of the volume of motorcycles sold in the principal geographic markets highlights an increase in the United States (+14.0%), and decreases in non-subsidiaries countries (-2.8%), in France (-4.3%) in Italy (-9.3%), in the Benelux countries (-20.6%), in Germany (-31.7%) in Japan (-32.0%) and in the UK (-32.2%). These severe drops reflect the contraction in the reference market, which are due both to macroeconomic factors and to the motorcycle sector in particular.

Analysis of the registration statistics is also important in order to understand the trend in Ducati motorcycle sales. Accepting that there is a certain delay in the release of official numbers, the following information is based, in part, on preliminary data from official sources and, in part, on estimates by management: registrations during the first nine months of 2004 totaled about 31,600 units (33,060 during the first nine months of 2003), with a decrease of 4% with respect to the previous year. There were increases in Spain (+33%), in the United States (+20%), in Australia (+11%). On the other hand there were decreases in Italy (-3%), in France (-4%), in U.K. (-13%), in Germany (-16%), in Japan (-17%) and in Benelux (-18%). In particular, after an increase in the first quarter(+11%), sales slowed during the second and third quarter (-3% and -20% respectively).

Consumption of raw materials

The consumption of raw materials and related expenses amounted to € 144.3 million as of 30 September 2004, compared with € 140.7 million during the same period of 2003, up € 3.6 million (+2.6%). The increase reflects the additional production with respect to the previous year, as mentioned above.

Other operating expenses

Other operating expenses totaled € 107.4 million in the first nine months of 2004, with respect to € 101.4 million reported in the same period of last year. This increase is due to the higher cost of external processing connected to increased production, and to the cost of organizing World Ducati Week. Other operating expenses have increased as a percentage of the value of production from 32.2% in the first nine months of 2003 to 33.4% as at 30 September 2004.

Value added

Value added amounted to € 69.3 million as of 30 September 2004, compared with € 72.4 million, down € 3.1 million (-4.3%) with respect to the same period of the previous year, due to increased sales. As a percentage of the value of production, value added decreased from 23.0% in 2003 to 21.6% for the period ended 30 September 2004.

Provisions for doubtful accounts and writedowns

The provision for doubtful accounts for the period ending 30 September 2004, is in line with the same period of 2003 and was recorded to cover risks associated with specific customers of certain foreign subsidiaries including those in the United States, Germany, France and Italy.

Provisions for risks and charges

Provisions amounted to € 3.8 million as of 30 September 2004, up by € 1.1 million respect the same period of 2003, and they mainly relate to guarantee costs.

Payroll and related costs

Payroll and related costs amounted to € 39.0 million to 30 September 2004, compared with € 38.2 million to 30 September 2003, up € 0.8 million (+2.1%). This increase is due to the salary increases foreseen by the new national labor contract and by the new company labor contract. These costs absorbed 12.1% of the value of production, compared with 12.2% last year.

Gross operating profit

Gross operating profit amounted to € 26.2 million as of 30 September 2004, compared with € 31.1 million of the previous year, down € 4.9 million (-15.8%). As a percentage of the value of production, gross operating profit decreased to 8.2%, compared with the 9.8% seen during the same period of last year mainly due to unfavourable exchange rate fluctuations.

Depreciation of property, plant and equipment and amortisation of intangible fixed assets

Depreciation for the period ending 30 September 2004 amounts to € 28.1 million, in line with the same period of 2003.

Operating profit

The operating profit for the first nine months of 2004 was € (2.0) million, compared with € 3.0 million in the comparative period of last year, down € 5.0 million. As a percentage of the value of production, operating profit decreased from 0.9% for the period ending 30 September 2003 to (0.6)% for the first nine months of 2004. As already mentioned the decrease was mainly due to the reduction in the volume of motorcycle sales as well as the exchange rate effect on revenues in foreign currency only partially counterbalanced by the reductions in product and product process costs.

Net financial income (charges)

Net financial charges amount to € 7.4 million for the first nine months of 2004, compared with € 5.8 million for the same period of 2003, with a decrease of € 1.6 million in the financial management for exchange rate fluctuations.

Net non-operating income (expense)

Net non-operating expenses to 30 September 2004 totaled € 0.09 million, as compared with € 0.3 million to 30 September 2003.

Out-of-period taxation

This caption, which amounts to a total of € 340 thousand, reflects the € 61 thousand costs incurred in May 2004 by Ducati Motor Holding S.p.A. and its subsidiaries Ducati Corse S.r.l. and Ducati.Com S.r.l., following their acceptance of the tax amnesty, as described in the related explanatory note to the financial report. The remaining part of € 279 thousand comprises adjustments to the taxation estimated as of 31 December 2003 for € 88 thousand, to ICI (real estate tax) for the year 2000 for € 106 thousand and for an accrual relates to a tax assessment currently being carried out at the German subsidiary, for € 85 thousand.

Restructuring costs

These costs came to zero for the period ending 30 September 2004, but amounted to € 3.5 million for 30 September 2003, as they related to the corporate reorganisation plan that provides for the termination by mutual agreement of a certain number of employees in exchange for severance incentives, as approved by the Board of Directors of the parent company on 5 March 2003 (first part) and 8 April 2003 (second part).

Profit / (Loss) for the period – before taxation

The Ducati Group’s pre-tax loss for the period ending 30 September 2004 amounts to € 9.8, compared with a net loss of € 7.1 million during the same period last year, with a variation of € 2.7 million mainly due to the reduction in sales volume during the first nine months 2004.

EBITDA (Profit before financial income and expense, taxation, depreciation, amortisation and net non-operating expense)

In view of the importance of this parameter, which is used by management for control purposes, it is useful to highlight that the result of € 26.1 million reported for the period ended 30 September 2004 compares with € 30.8 million for the first nine months of 2003, down by € 4.7 million (–15.5%).

As a percentage of net sales, EBITDA has decreased from 10.8% to 9.7%.

This is mainly explained by:

–	increased commercial and racing costs (-2.8%);

–	the adverse exchange-rate effect, especially with regard to the dollar (-0.9%);

–	offset by the reduction in cost of product (+2.6%)

SECTOR INFORMATION

The following table indicates the contribution made by each business sector within the Ducati Group to total net sales, gross profit, operating profit and EBITDA:

	Motor cycles	Spare parts	Accessories and apparel	Other	Total

Net sales	76.2%	12.6%	9.4%	1.8%	100.0%
Gross profit	60.9%	25.5%	10.4%	3.2%	100.0%
Operating profit	na	na	na	na	na
EBITDA	49.6%	26.0%	12.0%	12.4%	100.0%

Motorcycles

Analysis of the statement of operations by sector clearly shows that motorcycles are the dominant sector within the Ducati Group, contributing about 76.2% of net sales.

The sales of motorcycles were 11,1% lower than those for the first nine months of 2003 mainly due to a reduction in sales volume. At constant exchange rates, the reduction would have been 9.8%.

The motorcycle contribution margin rose from 29.0% to 29.7%, thanks to the reduction in the cost of product. EBITDA of the sector decreased from 7.8% of net sales in 2003 to 6.3% in 2004.

Spare parts

Sales in this sector recorded an increase of 5,6% in comparison with the same period of last year, in spite of the negative exchange rates. At constant exchange rates, growth would have been 7.2%.

The contribution margin for the sector, 75.5% of net sales, is slightly higher than the same period of previous year thanks to a better product mix.

Operating profit and EBITDA are down from 18.5% to 8.8% of net sales and from 28.9% to 20.2% of net sales, respectively, due to the increase in commercial and warranty costs.

Accessories and apparel

Sales of accessories and apparel increased by 15,3% in the first nine months of 2004 with respect to the comparative period of last year. At constant exchange rates, the increase would have been 16,9%. The strong increase derived from the success of the new catalogue of accessories under the Ducati Performance brandname, as well as the introduction of two new lines of sports apparel, an old style line and a line inspired by MotoGP.

The contribution margin for the sector, 41,1% of net sales, is down slightly with the value indicated for the first nine months of 2003 due to a different product mix.

Operating profit and EBITDA of the sector also decreased from 11.6% to 9.6% and from 14.7% to 12.4% of net sales, respectively, due to the increase in commercial expenses.

Other

This sector comprises the revenues generated from the sale of services. The significant increase seen in 2004 relates to amounts received for sale of tickets for World Ducati Week, for the driving school (Ducati Riding Experience), the hire of motorcycles and of motorbikes and engines rentals to the MotoGP “satellite team”.

Criteria for the preparation of sector information

The criteria adopted to allocate revenues and costs by sector are set out below.

In general, unless stated otherwise, allocation on the basis of sales refers to the sales of the motorcycle, spare parts, and accessories and apparel sectors, excluding engine sales and other revenues.

Sales are allocated on a detailed basis with reference to the specific sector of the individual products sold.

The cost of sales is allocated on the following basis:

–	purchased materials and the cost of external processing are allocated on a specific basis with reference to the bills of materials of the products concerned,

–	direct production costs, comprising the cost of the direct workshops including labour, are allocated 100% to the motorcycle sector,

–	indirect production costs, comprising the total cost of the indirect production departments such as the warehouses of raw materials and finished motorcycles, logistics and general factory services, are allocated 100% to the motorcycle sector,

–	expensed R&D costs, comprising 30% of the technical office costs and the associated departments, are allocated 100% to the motorcycle sector.

R&D costs principally relate to studies and research for the development of new models or the improvement of existing models. The capitalised portion of R&D costs mainly relates to projects associated with the development of engines and new models of motorcycle. The research programme has focused, in particular, on finding ways to reduce vehicle weight, improve their aerodynamic characteristics and optimise engine performance, as described in more detail in the related explanatory note to the consolidated financial statements.

Other operating revenues are allocated as follows:

–	sponsorship is allocated based on sales, since this activity benefits the sales of products in all sectors,

–	royalty income is allocated 100% to the apparel sector since it is recognised in relation to this sector's products,

–	other revenues are allocated 100% to the motorcycle sector.

Selling costs are allocated as follows:

–	sales rebates and incentives are allocated on a specific basis, with reference to the incentive plans established for the various sectors by the commercial department,

–	the provision for product warranties is allocated 100% to the motorcycle sector,

–	carriage out and packaging is allocated with reference to the costs actually incurred to transport the products of the various sectors,

–	the provision for doubtful accounts is allocated in proportion to the sales of the individual sectors,

–	factoring commission expense is allocated 100% to the motorcycle sector,

–	the costs of the commercial function including the related payroll costs are allocated as follows:

1.	on a specific basis as far as possible (motorcycle shipping department, merchandising office, spare parts inventory, etc.),

2.	and with reference to the sales of the individual sectors for all the other departments,

–	the commercial costs of advertising, promotion and special projects managed on a contract basis, as well as racing costs, are allocated with reference to sales,

–	recovered commercial costs relate solely to the motorcycle sector,

–	branch costs are allocated based on the sector sales of the companies concerned, except for the cost of sales rebates and incentives which are allocated on a specific basis,

–	R&D costs related to Moto GP bikes are allocated based on sales, since this activity benefits sales in all sectors.

General and administrative costs relate to the functioning of the individual companies regardless of their business sector and, accordingly, cannot be related directly to a specific sector. These costs are allocated on the basis of sales, including revenues from the sale of engines. Similarly, other income and charges cannot be attributed to specific sectors and, accordingly, they are allocated based on sales; non-operating costs are allocated based on the sales of motorcycles and spare parts.

Depreciation and amortisation are allocated as follows:

–	the depreciation of property, plant and equipment is allocated with reference to the sales of the motorcycle, spare parts and engine sectors,

–	the amortisation of R&D is allocated with reference to the sales of the motorcycle and spare parts sectors,

–	the amortisation of the brandname, no-competition agreements and other deferred costs are allocated with reference to the sales of the various sectors.

Financial income and expense and taxation are not allocated.

Parent companies

Following further subscription of the stock option plan, the decision passed by the special meeting of shareholders on 7 September 1989 to increase the capital stock by issuing No. 325,444 new fully subscribed and paid up ordinary shares was put into practice, so that on 30 June 2004 the capital stock changed from € 82,420,500.76 to the present value of € 82,589,731.64 made up of No. 158,826,407 ordinary shares with no nominal value for which dividends are due as of 01.01.2004.

Shareholder information tends to fluctuate since the Company is listed on the stockmarket, however the names of the principal shareholders disclosed below have been determined by reference to communications and other information received by the Company at the time of the Shareholders’ Meeting held on 6 May 2003, as well as to any updates received between then and the date of preparing this report:

	Number of Shares	%

Tpg Motorcycle Acquisition L.P.	52,657,750	33.15%
Harris Associates LP	7,897,582	4.97%
Seragnoli Giorgio	7,815,692	4.92%
Ducati Motor Holding S.p.A	3,325,995	2.00%

There have not been any commercial and/or financial transactions with these shareholders.

In addition, considering the new concept of “management and coordination” emerging from the reform of company law (new arts. 2497 et seq. of the Italian Civil Code), the Board of Directors has formally declared, with specific reference to relations between the Company and TPG, the relative majority shareholder, that no companies or entities manage or coordinate the Company’s activities since, in reality, decisions regarding the management of the Company are taken on an independent basis by the parent company.

Subsidiary companies

The following subsidiaries are controlled directly by the Company:

–	Ducati France S.A.S. (100% owned)

–	Ducati Motor Deutschland G.m.b.h. (100% owned)

–	Ducati Japan K.K. (100% owned).

–	Ducati North Europe B.V. (100% owned).

–	Ducati U.K. Limited (100% owned).

–	Ducati Corse S.r.l. (99% owned; the remaining 1% is held by Ducati.Com S.r.l.).

–	Ducati North America Inc. (100% owned).

–	Ducati.Com S.r.l. (100% owned).

–	Ducati Retail S.r.l. (99% owned; the remaining 1% is held by a minority partner).

–	Ducati Consulting S.r.l. (85% owned; the remaining 15% is held by three minority shareholders, with 5% each).

Changes in ownership and other corporate events that have taken place during the first half of 2004 are described in the section relating to the Scope of Consolidation.

On 14 April 2004, Ducati Retail S.r.l. was founded. The company has as its main aim the commercialization of all forms of motorcycles, motors and other parts and components thereof, as well as all types of accessories and/or tools; repair and/or restoration of motors and/or motorcycles and training activities; collection of all forms of advertising for products and services.

The company is set to remain in operation until 31 December 2050, but the partners may vote to extend this term.

The capital stock is € 110,000.00 and is subscribed and paid up by the partners, in cash, as follows:

–	Ducati Motor Holding S.p.A. subscribes stock with a nominal value of € 108,900.00 equivalent to 99% of said capital stock;

–	the partner Enrico D’Onofrio subscribes stock with a nominal value of € 1,100 equivalent to 1% of the capital stock.

On the date this report was drawn up, 25% of the capital stock had been paid up.

The company’s financial year will end on 31 December of each year, and the first year will end on 31 December 2004.

The company will be managed by a Board of Directors, which will remain in office until approval of the financial statements as of 31 December 2007 and comprises the following members:

Federico Minoli –Chairman of the Board of Directors
Enrico D’Onofrio – Director
Annalisa Dimonte – Director and Managing Director
Pierpaolo Guidi –Director

On 6 May 2004, Ducati Consulting S.r.l. was founded. The main object of the company is to provide consultancy and staff training in the fields of strategy, logistics, marketing, quality production, supplier and security development, organisation and development of human resources.

The capital stock is € 100,000.00 and is subscribed and paid up by the partners, in cash, as follows:

–	Ducati Motor Holding S.p.A. subscribes stock with a nominal value of € 85,000.00, equivalent to 85% of said capital stock;

–	the partners Andrea Lipparini, Giovanni Contino, Filippo Pellerey each subscribe stock with a nominal value of € 5,000.00, equivalent to 5% of the capital stock. On the date this report was drawn up, 25% of the capital stock had been paid up.

The company’s financial year will end on 31 December of each year, and the first year will end on 31 December 2004.

The company will be managed by a Board of Directors, which will remain in office until approval of the financial statements as of 31 December 2007 and comprises the following members:

Federico Minoli –Chairman of the Board of Directors
Andrea Lipparini – Director
Giovanni Contino –Director and Managing Director,
Filippo Pellerey di Brocchetti – Director and Managing Director
Gianfranco Giorgini –Director
Enrico D’Onofrio – Director

Both managing directors are vested with the authority to act as legal representatives of the company, both jointly and separately.

Ducati Motor Holding S.p.A. has commercial relations with the other companies in the Ducati Group responsible for the sale of products in specific countries (the United States, Germany, France, Japan, the Netherlands and the United Kingdom). Ducati Motor Holding S.p.A. sells its production of motorcycles to these companies at prices that reflect both local conditions and the competitive and market situations in the nations where the acquiring companies operate.

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. have given rise to the following receivables and payables:

	Receivables	Payables
	(€000)	(€000)
Ducati France S.A.S	7.489	458
Ducati Motor Deutschland G.m.b.H	10.136	469
Ducati Japan K.K	19.718	—
Ducati North Europe B.V	2.025	83
Ducati U.K. Limited	3.844	80
Ducati Corse S.r.l	2.923	10.558
Ducati North America Inc.	21.955	887
Ducati.Com S.r.l	622	3.946
Ducati Retail S.r.l	102	28
Ducati Consulting S.r.l	11	201

Total	68.825	16.710

Subsidiary companies operate independently from a financial standpoint, although some benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

Distribution subsidiaries are normally able to self-finance their activities from the profits generated by their operations together, where necessary, with the without-recourse factoring of trade receivables.

As of 30 September 2004, the only significant financial liability of Ducati Motor Holding S.p.A. towards other Group companies relates to the unpaid quota capital of Ducati Corse S.r.l., € 7,373 thousand, along with the € 64 thousand due to Ducati Consulting S.r.l. for payment of 75% if the share capital, which has not yet been made.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l..

In particular, Ducati Corse S.r.l. was created to separate all aspects associated with the world of racing and the related research and development activities from Ducati Motor Holding S.p.A., a production and marketing company. Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

As a result, the following contracts have been signed:

–	Lease of the racing business.

–	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles.

–	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle.

With regard to the sponsorship contract, the amount of € 516 thousand relating to the sponsorship contract between the parent company Ducati Motor Holding S.p.A. and the subsidiary Ducati Corse S.r.l. is missing in the first half of 2004 compared with the period ending 30 June 2003. This contract was terminated in January 2004. The reason for this decision is in the greater level of independent management achieved by Ducati Corse S.r.l. in the racing world, thanks to the financial support obtained from sponsors, which have increased in number and in contribution, particularly during the last year, following the debut in the Grand Prix World Championship. The increase in revenue from sponsorship has enabled Ducati Corse S.r.l. to forego the necessary funding supplied during the initial phase by Ducati Motor Holding S.p.A. as one of its main sponsors. At the same time it must be underlined that Ducati Corse S.r.l. has succeeded in this ambitious project thanks to the agreement that still exists with the parent company in terms of R&D, which has made it possible to prepare for the MotoGP, resulting in a considerable return in terms of image.

In 2002, a service contract was signed between Ducati Motor Holding S.p.A. and Ducati.Com S.r.l.. This contract covers the advertising, commercial and data-collection activities carried out by Ducati.Com S.r.l. on behalf of Ducati Motor Holding S.p.A. via its website, www.ducati.com.

A number of foreign subsidiaries were also involved in the securitisation operation during 2003 and the first nine months of 2004.

At the end of June 2003 Ducati France formally entered the trade receivables securitisation program, with disposal of the first receivables during the following month.

Ducati Motor Deutschland and Ducati UK also entered the securitisation program in December 2003. Currently, four companies in the Ducati Group are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

From an operational point of view, disposals in foreign subsidiaries have been achieved by the sale, without recourse, of receivables due to the subsidiaries themselves to Ducati Motor Holding, which in turn transferred said receivables to Ducati Desmo Finance 1.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees

See following point.

Number and nominal value of own shares or shares in parent companies purchased or sold during the period

During 2003 and in the first nine months of 2004 Ducati Motor Holding S.p.A. purchased its own shares, in full compliance with the applicable regulations, in order to support the liquidity of Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisations dated 7 May 2002 and 6 May 2004 and were disclosed to Consob on a timely basis. As of 30 September 2004, the Company holds a total of 3,325,995 own shares (293,235 as of 30 September 2003 and 293,235 as of 31 December 2003). Their reported value reflects the market valuation of these shares as of 30 September 2004: € 1,066 each.

Significant events subsequent to the third three-months period of 2004.

On 7 July 2004 Ducati Motor Holding presented an offer for the majority share of the Aprilia group.

The acquisition project was not concluded in our favour as Aprilia accepted the offer of a competitor.

Outlook for operations

In the first six months of 2004, Ducati registered a positive performance with good market, economic and financial indicators, in respect to the previous year. The trend reversed dramatically during the summer so that we have to report one of the most difficult quarters in Ducati’s recent history. However, the positive acceptance from the market of our new 2005 product range presented in Munich in September (the new 999, the Monster S2R and the entry level Multistrada 620) and the sound performance in the US market make us confident of a fourth quarter improvement. Therefore our revised forecast for 2004 target revenues are in line with a year ago and a loss of 6 million Euro, with a net financial position in line with

2003. Looking forward, we are expecting a recovery in 2005 with a small increase in revenues, a return to profit and a lower net debt thanks to market growth and our new product range.

for the Board of Directors The Managing Director (Federico Minoli)